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                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549
                        -----------------------


                               FORM 11-K

           (Mark One)
            X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
           ---
               SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)
                For the fiscal year ended June 30, 1995
                                  OR
           --- TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
               THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

         For the transition period from --------- to ---------

                     Commission file number 1-9759


           A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                     OF IMC GLOBAL OPERATIONS INC.


           B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            IMC GLOBAL INC.
                 2100 Sanders Road, Northbrook, Illinois  60062
















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                               CONTENTS


Report of independent auditors


Financial statements

Statements of assets available for benefits, with fund information Statements of changes in assets available for benefits, with fund information
Notes to financial statements


Supplemental schedules                                   Schedule

Schedule of assets held for investment purposes             1
Schedule of reportable transactions                         2











                    REPORT OF INDEPENDENT AUDITORS





Plan Administrator
Investment Plan for Salaried Employees of
  IMC Global Operations Inc.

We have audited the accompanying statements of assets available for benefits of the Investment Plan for Salaried Employees of IMC Global Operations Inc. as of June 30, 1995 and 1994, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at June 30, 1995 and 1994, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of June 30, 1995, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of assets available for benefits and the statement of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ERNST & YOUNG LLP


November 17, 1995

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF IMC GLOBAL OPERATIONS INC.

        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                                  June 30, 1995
                                                        Fund Information
                                                       IMC       Fixed     Money
                                   Equity      Bond   Global     Income   Market     Balanced  Growth
                        Total       Fund       Fund Stock Fund    Fund       Fund      Fund     Fund
ASSETS
Investments, at fair value:
 IMC Global Inc. common
  stock             $ 8,345,859                     $8,345,859
 Mutual funds -
  Fidelity Equity-Income
   Fund, Inc.        12,931,641$12,931,641
  Bond Fund of America,
   Inc.               2,232,601           $2,232,601
  Dreyfus Treasury Cash
   Management Fund   11,007,605                               $11,007,605
  Vanguard Money Market
   Reserves, Inc. -
   Prime Portfolio      600,361                                           $600,361
  Vanguard Wellington
   Fund, Inc.         2,058,884                                                   $2,058,884
  Fidelity Magellan
   Fund, Inc.         2,964,546                                                             $2,964,546
 LaSalle National Trust, N.A.
  Income Plus Fund   30,022,894                               30,022,894
 The Northern Trust
  Company Collective Short
  Term Investment Fund  147,559                        147,559
 Loans to participants3,479,503    401,144   150,456   244,761 2,551,437    45,067    58,465    28,173

Investments, at contract value:
 Guaranteed investment contracts -
  CDC Investment
   Management Corp.   6,028,752                                6,028,752
  Commonwealth Life
   Insurance Company  6,428,779                                6,428,779
  Hartford Life
   Insurance Company  5,211,493                                5,211,493
                      ---------  ---------  --------  -------- ---------   -------  --------  --------
   Total investments 91,460,477 13,332,785 2,383,057 8,738,17961,250,960   645,428 2,117,349 2,992,719

Receivables:
 Employer contri-
  butions             2,838,903    550,979    89,638   447,037 1,212,873    18,941   191,885   327,550
 Accrued interest and
  dividends             152,986                            546   152,440
                      ---------  ---------  --------  -------- ---------   -------  --------  --------
   Total receivables  2,991,889    550,979    89,638   447,583 1,365,313    18,941   191,885   327,550
                      ---------  ---------  --------  -------- ---------   -------  --------  --------

Assets available for
 benefits           $94,452,366$13,883,764$2,472,695$9,185,762$62,616,273 $664,369$2,309,234$3,320,269
                      =========  ========= =========  ======== =========   =======  ========  ========

                       (See Notes to Financial Statements)

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF IMC GLOBAL OPERATIONS INC.
        STATEMENT OF ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                                  June 30, 1994
<CAPTIONS>
                                                          Fund Information
                                                              IMC       Fixed      Money
                                        Equity      Bond     Global     Income     Market
                               Total     Fund       Fund   Stock Fund    Fund       Fund
ASSETS
Investments, at fair value:
 IMC Global Inc. common
  stock                  $ 6,504,583                        $6,504,583
 Mutual funds -
  Fidelity Equity-Income
   Fund, Inc.             10,236,311$10,236,311
  Bond Fund of America,
   Inc.                    1,821,316            $1,821,316
  Dreyfus Treasury Cash
   Management Fund        15,981,543                                   $15,981,543
  Vanguard Money Market
   Reserves, Inc. - Prime
   Portfolio                 594,684                                                $594,684
 LaSalle National Trust,
  N.A. Income Plus Fund   28,436,997                                    28,436,997
 The Northern Trust Company
  Collective Short Term
  Investment Fund            118,039                           118,039
 Loans to participants     3,232,233    362,025    103,618     395,854   2,326,314    44,422

Investments, at contract value:
 Guaranteed investment
  contracts - Provident National
  Assurance Company          569,980                                       569,980
  Hartford Life Insurance
   Company                15,016,997                                    15,016,997
                          ---------- ----------  ---------   ---------  ----------   -------
   Total investments      82,512,683 10,598,336  1,924,934   7,018,476  62,331,831   639,106
Receivables:
 Employer contributions    1,048,172    292,276     62,700     217,850     466,965     8,381
 Accrued interest and
  dividends                  139,644          6                    167     139,471
                          ---------- ----------   --------    --------  ----------   -------
   Total receivables       1,187,816    292,282     62,700     218,017     606,436     8,381
                          ----------  ---------   --------    --------  ----------   -------
Assets available for
 benefits                $83,700,499$10,890,618 $1,987,634  $7,236,493 $62,938,267  $647,487
                          ========== ==========  =========   =========  ==========  ========
                       (See Notes to Financial Statements)

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                OF IMC GLOBAL OPERATIONS INC.

  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                        For the Year Ended June 30, 1995

                                                        Fund Information
                                                       IMC      Fixed    Money
                                    Equity    Bond    Global    Income   Market   Balanced   Growth
                         Total       Fund     Fund   Stock Fund  Fund     Fund      Fund       Fund

Investment income:
 Interest and divi-
  dends             $ 4,453,127$   357,145$  151,239$   55,092$ 3,792,391 $ 31,436$   49,307$   16,517
 Net appreciation in
  fair value of
  investments         5,975,628  1,499,454    52,416 3,732,061                       192,013   499,684
 Loans to participants -
  interest              259,644     30,669     7,768    26,522    188,581    3,186     1,683     1,235
                     ---------- ---------- --------- --------- ----------  ------- -------------------
  Total investment
   income            10,688,399  1,887,268   211,423 3,813,675  3,980,972   34,622   243,003   517,436

Contributions:
 Participants         4,207,614    797,290   119,659   644,879  1,780,844   27,231   333,043   504,668
 Employer             3,401,893    655,802   108,150   540,553  1,448,028   23,371   234,431   391,558
                     ---------- ---------- --------- --------- ----------  ------- -------------------
  Total contributions 7,609,507  1,453,092   227,809 1,185,432  3,228,872   50,602   567,474   889,226

Transfers from other
 plans                  714,535    179,187    16,282    67,705    213,505   28,649    64,908   144,299

Cash and stock distributed
 to withdrawing
 participants       (8,260,574)  (526,578)  (46,478) (177,121)(7,399,096) (61,433)  (43,996)   (5,872)

Transfers of investment
 direction                             177    76,025(2,940,422) (346,247) (35,558) 1,477,845 1,768,180
                     ---------- ---------- --------- --------- ----------  ------- --------- ---------
Net increase (decrease)
 in assets available
 for benefits        10,751,867  2,993,146   485,061 1,949,269  (321,994)   16,882 2,309,234 3,320,269

Assets available for
 benefits - beginning
 of year             83,700,499 10,890,618 1,987,634 7,236,493 62,938,267  647,487
                     ---------- ---------- --------- --------- ----------  ------- --------- ---------

Assets available for
 benefits - end of
 year               $94,452,366$13,883,764$2,472,695$9,185,762$62,616,273 $664,369$2,309,234$3,320,269
                     ========== ========== ========= ========= ==========  ======= ===================

                       (See Notes to Financial Statements)

                     INVESTMENT PLAN FOR SALARIED EMPLOYEES
                                OF IMC GLOBAL OPERATIONS INC.
  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION

                        For the Year Ended June 30, 1994
                                                          Fund Information
                                                              IMC         Fixed         Money
                                        Equity       Bond    Global      Income        Market
                            Total        Fund        Fund   Stock Fund     Fund          Fund
Investment income (loss):
 Interest and dividends $ 4,500,945  $   311,357$  129,889  $    4,161 $ 4,036,168  $ 19,370
 Net appreciation (depre-
  ciation) in fair value
  of investments            785,721      264,900 (155,880)     676,701
 Loans to participants -
  interest                  256,544       29,447     9,392      31,111     182,372     4,222
                        -----------  ---------------------  ---------- -----------  --------
  Total investment income
   (loss)                 5,543,210      605,704  (16,599)     711,973   4,218,540    23,592

Contributions:
 Participants             3,987,547    1,090,869   240,553     709,032   1,912,834    34,259
 Employer                 1,584,033      431,520    95,921     318,745     723,904    13,943
                        -----------  ---------------------  ---------- -----------  --------
  Total contributions     5,571,580    1,522,389   336,474   1,027,777   2,636,738    48,202

Transfers from other plans  363,978      105,586    49,148      46,854     159,847     2,543

Cash and stock distributed
 to withdrawing partici-
 pants                  (5,328,619)  (1,111,924)  (56,989)   (368,891) (3,619,500) (171,315)

Transfers of investment
 direction                               415,706 (105,229)   1,809,932 (2,040,208)  (80,201)
                        -----------  ---------------------  ---------- -----------  --------
Net increase (decrease)
 in assets available for
 benefits                 6,150,149    1,537,461   206,805   3,227,645   1,355,417 (177,179)

Assets available for benefits -
 beginning of year       77,550,350    9,353,157 1,780,829   4,008,848  61,582,850   824,666
                        -----------  ---------------------  ---------- -----------  --------
Assets available for benefits -
 end of year            $83,700,499  $10,890,618$1,987,634  $7,236,493 $62,938,267  $647,487
                        ===========  =====================  ========== ===========  ========

                       (See Notes to Financial Statements)

                    INVESTMENT PLAN FOR SALARIED EMPLOYEES
                               OF IMC GLOBAL OPERATIONS INC.

                         NOTES TO FINANCIAL STATEMENTS

1.  Description of the Plan
    The following description of the Investment Plan for Salaried Employees of IMC Global Operations Inc. (the Plan), formerly the Investment Plan for Salaried Employees of IMC Fertilizer, Inc., provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
    The Plan was established on March 1, 1988 and was most recently restated on July 1, 1993 and amended through March 1, 1995. Salaried employees of IMC Global Operations Inc. (a wholly-owned subsidiary of IMC Global Inc.) and its wholly-owned domestic subsidiaries (the Company) are eligible to participate in the Plan upon completion of one year of service. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time.

Contributions
    The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions of up to 15 percent of participants' base monthly salaries. A participant may change the amount of payroll deduction/salary reduction twice a year, as of July 1 or January 1, upon giving the required notice. The Plan provides a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain non-discrimination requirements of Section 401(k) or the limitations of Section 415 of the IRC.
In addition, salary reduction contributions cannot exceed $9,240 for the calendar years 1995 and 1994. The limitation on salary reduction contributions can be adjusted or recharacterized as after-tax contributions not to exceed the lesser of the 15 percent or $9,240 limits described above each July 1 and January 1 by the Employee Benefits Committee. In addition, the Plan also is funded by employer contributions, as determined by IMC Global Inc.'s Board of Directors, of not less than 20 percent of a participant's eligible contributions, which are contributions that do not exceed six percent of a participant's base monthly salary. IMC Global Inc. may make additional contributions each year as determined by its Board of Directors. Employer contributions are subject to certain limitations imposed by Section 415 of the IRC. Total employer contributions were equal to 125 percent of participants' eligible contributions for the year ended June 30, 1995 (60 percent for the year ended June 30, 1994). Under certain circumstances, participants may rollover their vested benefits from other plans to the Plan.

Participant Accounts
    Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and employer contributions, withdrawals and fees, if any, interest, dividends and net realized or unrealized gains or losses.

Administrative Expenses
    Certain administrative expenses of the Plan are borne by the Company.

Investment Programs
    The Plan's investments are administered by The Northern Trust Company under a trust agreement dated March 7, 1988. Investment programs available to participants are as follows:

   Equity Fund - Investments are made in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65 percent of its assets in income producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

   Bond Fund - Investments are made in shares of the Bond Fund of America, Inc., a mutual fund which invests substantially all of the assets of the fund in marketable corporate debt securities, U.S. Government securities, mortgage-related securities, other asset-backed securities and cash or money market instruments.

   IMC Global Stock Fund - Investments are made solely in the common stock of IMC Global Inc.

   Fixed Income Fund - Investments of the Fixed Income Fund are managed by LaSalle Street Capital Management, Ltd. Investments are made in guaranteed investment contracts (GICs) and in the LaSalle National Trust, N.A. Income Plus Fund as discussed below:

                             (a) A GIC with New York Life Insurance Company with a guaranteed interest rate of 8.8 percent through June 30, 1994.

                             (b)   A GIC contract with Provident National
          Assurance Company with a guaranteed interest rate of 8.78 percent through June 30, 1994.

           Each of the above GICs has matured in four installments. Proceeds from the maturity of the June 30, 1994 final installment payments were temporarily reinvested in the Dreyfus Treasury Cash Management Fund at June 30, 1994 before being reinvested in other GICs described in (e) and
      (f) below.

                             (c) A GIC with Hartford Life Insurance Company with a guaranteed interest rate of 8.05 percent through June 30, 1995. A portion of the GIC balance was reinvested in a new Hartford Life Insurance Company GIC in December 1994. The remaining balance was temporarily reinvested in the Dreyfus Treasury Cash Management Fund at June 30, 1995 before being reinvested in the GIC described in
          (g) below.

                             (d)   Another GIC with Provident National
          Assurance Company with a guaranteed interest rate of 8.3 percent through June 30, 1995. The Provident National Assurance Company contract also matured in four installments. Proceeds from the maturity of the final installment payment were invested in the LaSalle National Trust, N.A. Income Plus Fund described in (h) below.

                             (e) A contract with CDC Investment Management Corp. with a guaranteed interest rate of 7.5 percent through June 30, 2000.

                             (f) A contract with Commonwealth Life Insurance Company with a guaranteed interest rate of 7.27 percent through July 6, 1998.

                             (g) A contract with Hartford Life Insurance Company with a guaranteed interest rate of 8.15 percent through December 19, 1997.

                             (h) The LaSalle National Trust, N.A. Income Plus Fund, a pooled fund which invests primarily in investment contracts, U.S. Government money market investments and alternative contracts backed by the U.S. Government, U.S. Government agency and other AAA rated fixed income instruments..

   Money Market Fund - Investments are made in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. The Prime Portfolio invests in high quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations and securities issued or guaranteed by agencies and instrumentalities of the U.S. Government.

   Balanced Fund - Investments are made in shares of the Vanguard Wellington Fund, Inc. a mutual fund which invests in a diversified portfolio of 60-70 percent common stocks and 30-40 percent bonds.

   Growth Fund - Investments are made in shares of the Fidelity Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign and multinational issuers.

    Participants elect their desired investment program upon joining the Plan. As of July 1, October 1, January 1 and April 1 of any Plan year, upon giving prescribed notice, participants may elect to transfer their existing account balances in any fund or funds at that date to any other fund, or in 25 percent increments to any combination of funds. Effective July 1, 1991, participants may not transfer funds of existing account balances between the Fixed Income Fund and the Bond Fund nor between the Fixed Income Fund and the Money Market Fund. Participants may elect to change the investment direction of their future contributions four times a year (July 1, October 1, January 1 and April
1). Such a change only affects the investment of the participants' contributions and employer contributions received by the Plan after the effective date of the change. The Balanced Fund and Growth Fund investment programs were introduced to the Plan effective July 1, 1994.

Vesting
    All Plan participants are immediately and nonforfeitably vested in their plan accounts.

Withdrawals
    Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals from their Salary Reduction Accounts, will result in suspension of Plan participation for at least one year.

    Except as noted below, participants will receive distribution of their interest in the Plan in a lump sum payment.

Deferred Distributions
    Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must:
(1) elect to receive their distributions in: (a) a lump sum on the date of distribution, or (b) in equal annual installments not to exceed ten, and (2) make an election for the method of distribution in the event of their death prior to total distribution.

    Participants who terminate their employment prior to eligibility for early or normal retirement and whose Plan accounts exceed $3,500 must consent to distribution of their accounts. Participants may defer receipt of their Plan distribution until no later than their 70th birthdays.

Loans to Participants
    Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made and such account does not share in the allocation of income, gains and losses of the investment funds to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity and date of grant.


2.  Summary of Significant Accounting Policies

Investment Valuation
    All investments are carried at fair value, except the guaranteed investment contracts which are carried at contract value. Fair value is the last reported sale price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares or units of the LaSalle National Trust, N.A. Income Plus Fund, The Northern Trust Company Collective Trust Short Term Investment Fund and the mutual funds is the net asset value of those shares or units, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value.

Income Recognition
    Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

Contributions
    Contributions from participants are recorded monthly when due from the Company. Contributions by the Company are made monthly based on the minimum contribution percentage (20 percent) required by the Plan. Any additional contributions by the Company are accrued when approved by its Board of Directors.


Participant Withdrawals
  Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. The following schedule reconciles the withdrawal amounts per the Form 5500 to the statement of changes in assets available for benefits:

                                           IMC     Fixed   Money
                          Equity   Bond    Global  Income Market Balanced Growth
                 Total    Fund    Fund Stock Fund  Fund    Fund    Fund    Fund
Year ended June 30, 1995
Withdrawals per Form
 5500        $7,311,928$  458,545$47,610$179,141$6,512,080$58,491$48,591$7,470
Withdrawal liabilities
 per Form 5500:
 at June 30,
  1994        1,081,781    85,425  6,696     388   986,330  2,942
 at June 30,
  1995         (133,135)  (17,392)(7,828) (2,408)  (99,314)       (4,595)(1,598)
              --------- --------- ------ ------- --------- ------  ------ -----

Withdrawals per state-
 ment of changes in
 assets available for
 benefits    $8,260,574$  526,578$46,478$177,121$7,399,096$61,433$43,996$5,872
              ========= ========= ====== ======= ========= ============ =====


Year ended June 30, 1994

Withdrawals per Form
 5500        $4,822,405$  509,839$40,258$159,270$4,028,733$ 84,305
Withdrawal liabilities
 per Form 5500
 at June 30,
  1993        1,587,995   687,510 23,427 210,009   577,097  89,952
 at June 30,
  1994       (1,081,781)  (85,425)(6,696)   (388) (986,330) (2,942)
              --------- --------- ------ ------- ----------------

Withdrawals per state-
 ment of changes in
 assets available for
 benefits    $5,328,619$1,111,924$56,989$368,891$3,619,500$171,315
              ========= ========= ====== ======= ========= =======


3.  Net Appreciation (Depreciation) in Fair Value of Investments
    During 1995 and 1994, net appreciation (depreciation) in fair value of the Plan's investments as determined by quoted market price was as follows:

                                           IMC      Fixed  Money
                          Equity   Bond   Global   Income  Market
Balanced                Growth
                    Total  Fund    Fund Stock Fund  Fund    Fund  Fund   Fund

Year ended June 30, 1995
Common stocks$3,732,061                 $3,732,061
Mutual funds  2,243,567$1,499,454$ 52,416                        $192,013$499,684
              -------------------------- ---------             ------- -------
Net appreciation in
 fair value  $5,975,628$1,499,454$  52,416$3,732,061             $192,013$499,684
              ========================== =========             ======= =======


Year ended June 30, 1994

Common stocks$  676,701                 $  676,701
Mutual funds    109,020$  264,900$(155,880)
              -------------------------- ---------
Net appreciation
 (depreciation) in
 fair value  $  785,721$  264,900$(155,880)$  676,701
              ========================== =========




4.  Significant Investments
    Investments that represent 5 percent or more of assets available for benefits at June 30 were as follows:

                                  1995           1994
IMC Global Inc. common stock      $ 8,345,859    $ 6,504,583

Mutual funds -
  Fidelity Equity-Income
   Fund, Inc.                      12,931,641     10,236,311
  Dreyfus Treasury Cash
   Management Fund                 11,007,605     15,981,543

LaSalle National Trust, N.A.
 Income Plus Fund                  30,022,894     28,436,997

Guaranteed investment contracts -
  CDC Investment Management Corp.   6,028,752
  Commonwealth Life Insurance
   Company                          6,428,779
  Hartford Life Insurance Company   5,211,493     15,016,997


5.  Federal Income Tax Status
    The Internal Revenue Service ruled June 7, 1989 that the Plan qualified under Section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

















                        SUPPLEMENTAL SCHEDULES
                                                      Schedule 1


                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                           OF IMC GLOBAL OPERATIONS INC.

            SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


                                         June 30, 1995
                             Principal amount               Current
                               or number of                or contract
            Description      shares or units     Cost         value

IMC Global Inc. common
 stock                154,196 shares         $ 6,002,934   $ 8,345,859

Mutual funds -
    Fidelity Equity-Income
     Fund, Inc.       372,777 shares          10,570,937    12,931,641
    Bond Fund of America,
     Inc.             165,500 shares           2,249,707     2,232,601
    Dreyfus Treasury Cash
     Management Fund11,007,605 shares         11,007,605    11,007,605
    Vanguard Money Market
     Reserves, Inc. -
     Prime Portfolio  600,361 shares             600,361       600,361
    Vanguard Wellington
     Fund, Inc.        91,873 shares           1,868,262     2,058,884
    Fidelity Magellan
     Fund, Inc.        35,504 shares           2,464,862     2,964,546

LaSalle National Trust,
 N.A. Income Plus
  Fund             30,022,894 shares          30,022,894    30,022,894

The Northern Trust Company
 Collective Short Term
 Investment Fund (A)   147,559 units             147,559       147,559

Loans to participants
 (7% - 11.9%)             $3,479,503           3,479,503     3,479,503

Guaranteed investment
 contracts -
    CDC Investment Manage-
     ment Corp., 7.5%, due
     6/30/00               6,028,752           6,028,752     6,028,752
    Commonwealth Life
     Insurance Company     6,428,779           6,428,779     6,428,779
     7.27%, due 7/6/98
    Hartford Life Insur-
    ance Company, 8.15%,
     due 12/19/97          5,211,493           5,211,493     5,211,493
                                             -----------   -----------
     Total investments                       $86,083,648   $91,460,477
                                             ===========   ===========


NOTE:

(A)  Party-in-interest transactions not prohibited by ERISA.
                                                      Schedule 2
                INVESTMENT PLAN FOR SALARIED EMPLOYEES
                           OF IMC GLOBAL OPERATIONS INC.

                  SCHEDULE OF REPORTABLE TRANSACTIONS

                   FOR THE YEAR ENDED JUNE 30, 1995

                            Purchases             Sales (B)
    Description        Number   Cost    Number    Cost     Proceeds
Category (i) transactions
 - individual transactions
 in excess of 5 percent
 of plan assets:

Dreyfus Treasury Cash
 Management Fund            1 $11,007,605   1  $15,981,543 $15,981,543
LaSalle National Trust,
 N.A. Income Plus Fund      1  15,981,544   1    6,000,000   6,000,000
                            1  11,007,606   1    6,028,752   6,028,752
                                            1   11,007,606  11,007,606
CDC Investment Management
 Corp., 7.5%, through
 6/30/00                    1   6,028,752
Commonwealth Life Insurance
 Company, 7.27%, through
 7/6/98                     1   6,000,000
Hartford Life Insurance
 Company, 8.05%, through
 6/30/95                                    1    5,000,000   5,000,000
Hartford Life Insurance
 Company, 8.15%, through
 12/19/97                   1   5,000,000

Category (iii) transactions -
 series of transactions in excess
 of 5 percent of plan assets:

Dreyfus Treasury Cash
 Management Fund            9  12,000,585   9   16,974,523  16,974,523
LaSalle National Trust,
 N.A. Income Plus Fund     31  21,711,270  30   20,125,373  20,125,373
The Northern Trust Company
 Collective Short Term
 Investment Fund (A)       40   3,112,569  18    3,083,049   3,083,049
CDC Investment Management
 Corp., 7.5%,through
 7/6/98                    13   6,450,010   2      429,258     429,258
Commonwealth Life Insurance
 Company, 7.27%, through
 7/6/98                    13   6,428,779
Hartford Life Insurance
 Company, Contract, 8.05%,
 through 6/30/95           12     999,924   2   16,016,921  16,016,921
Hartford Life Insurance
 Company, 8.15%, through
 12/19/97                   8   5,211,493

NOTES:
 (A)Party-in-interest transactions not prohibited by ERISA.
 (B)Due to the nature of these transactions, there is no gain or loss on disposition.
 (C)There were no category (ii) or (iv) reportable transactions during the year ended
    June 30, 1995.
                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     Investment Plan for Salaried Employees of
                     IMC Global Operations Inc.


                                  ROBERT C. BRAUNEKER
                       -------------------------------------------
                                  Robert C. Brauneker
                       Chairman of the Employee Benefits Committee

Date:  December 11, 1995

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

       Signature              Title                    Date
-----------------------------------------------------------------------

ROBERT C. BRAUNEKER
-------------------
Robert C. Brauneker  Executive Vice President      December 11, 1995
                     Chief Financial Officer


C. STEVEN HOFFMAN
-----------------
C. Steven Hoffman    Senior Vice President,        December 11, 1995
                     Marketing

ALLEN C. MILLER
---------------
Allen C. Miller      Senior Vice President,        December 11, 1995
                     Human Resources


MARSCHALL I. SMITH
------------------
Marschall I. Smith   Senior Vice President,        December 11, 1995
                     Secretary and General Counsel


JAMES D. SPEIR
--------------
James D. Speir       President and                 December 11, 1995
                     Chief Operating Officer